SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))
2.75% Contingent Convertible Senior Notes due 2035
(Title of Class of Securities)
165167BW6
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President- General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Hillary H. Holmes
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$395,801,000	$39,857.16

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.75% Contingent Convertible Senior Notes due 2035, as described herein, is $1,000 per $1,000 principal amount outstanding. As of June 30, 2015, there was $395,801,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $395,801,000.

**	The amount of the filing fee equals $100.70 per $1 million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 39,857.16	Filing Party:	Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO (File No. 005-43515)	Date Filed:	October 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 1, 2015, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on November 4, 2015 (“Amendment No. 1”), relating to the Company’s offer to repurchase the 2.75% Contingent Convertible Senior Notes due 2035 that were issued by the Company (the “Notes”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related offer materials.

ITEMS 1, 4, 8 and 11.
The holders’ right to surrender Notes for repurchase (the “Offer”) expired expired at 5:00 p.m., New York time, on November 15, 2015. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., the paying agent, that $393,757,000 aggregate principal amount of the Notes were surrendered to the paying agent and not withdrawn. The Company has accepted all such Notes for payment as required by the indenture governing the notes. In accordance with the terms of the indenture governing the Notes, the Company has forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered Notes, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture governing the Notes. After the Offer, $2,044,000 aggregate principal amount of the Notes remains outstanding.

ITEM 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibit referenced below.

Exhibit Number		Description
(a)(1)(E)	—	Press release dated November 16, 2015.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2015

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President- General Counsel and Corporate Secretary

INDEX TO EXHIBITS

	(a)(1)(A)	—	Company Notice to Holders of Chesapeake Energy Corporation 2.75% Contingent Convertible Senior Notes due 2035, dated October 1, 2015.*

	(a)(1)(B)	—	Form of Repurchase Notice.*

	(a)(1)(C)	—	Press Release dated October 1, 2015.*

	(a)(1)(D)	—	Supplement to Company Notice to Holders of Chesapeake Energy Corporation 2.75% Contingent Convertible Senior Notes due 2035, dated November 4, 2015.*

	(a)(1)(E)	—	Press Release dated November 16, 2015.**

	(b)	—	Not applicable.

	(d)(1)	—
Indenture dated as of November 8, 2005 among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1.2 to the Company’s Current Report on Form 8-K filed on November 15, 2005).

	(d)(4)	—
The description of the Notes and the Indenture set forth under the caption “Description of the Senior Notes” in the Company’s Prospectus dated March 7, 2006, forming part of the Company’s Registration Statement on Form S-3 (Registration No. 333-132261).

	(d)(5)	—
The description of the Company’s common stock set forth under the caption “Description of the Notes” and under the caption “Description of Chesapeake Capital Stock” in the Prospectus dated March 7, 2006, forming part of the Company’s Registration Statement on Form S-3 (Registration No. 333-132261).

	(g)	—	Not applicable.

	(h)	—	Not applicable.

* **	Previously filed. Filed with this Amendment.